Exhibit 12

PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended October 31, 2007 through 2011

(in thousands except ratio amounts)

	2011	2010	2009	2008	2007
Earnings:
Pre-tax income from continuing operations	$158,320	$153,687	$169,502	$148,750	$123,547
Distributed income of equity investees	25,714	47,094	23,986	34,158	28,228
Fixed charges	54,239	55,567	51,156	65,241	63,350

Total Adjusted Earnings	$238,273	$256,348	$244,644	$248,149	$215,125

Fixed Charges:
Interest	$51,639	$53,226	$48,433	$62,763	$60,530
Amortization of debt expense	1,063	647	789	773	746
Amortization of loss - reacquired debt	99	—	—	—	—
One-third of rental expense	1,438	1,694	1,934	1,705	2,074

Total Fixed Charges	$54,239	$55,567	$51,156	$65,241	$63,350

Ratio of Earnings to Fixed Charges	4.39	4.61	4.78	3.80	3.40